Exhibit 4.2
SECOND AMENDED AND RESTATED EXECUTIVE ENGAGEMENT AGREEMENT
THIS SECOND AMENDED AND RESTATED EXECUTIVE ENGAGEMENT AGREEMENT (the “Agreement”), is effective as of [•] (the “Effective Date”) by and between Gambling.com Group Limited, a company registered in Jersey, Channel Islands and principal place of business at 22 Grenville Street, Saint Helier JE4 8PX, Channel Island of Jersey (the “Company”), and [•] (the “Executive”, together with the Company, the “Parties”).
WITNESSETH
WHEREAS, the Company is a holding company that owns several subsidiaries;
WHEREAS, the Company wishes to continue to engage the Executive,
WHEREAS, the Executive desires to accept the continuance of engagement with the Company, upon the terms and conditions of this Agreement.
NOW, THEREFORE, in consideration of the foregoing, of the mutual promises herein, and of other good and valuable consideration, including the engagement of the Executive by the Company and the compensation to be received by the Executive, directly or indirectly, from the Company from time to time, and specifically the compensation to be received by the Executive pursuant to Section 6 hereof, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound, hereby agree as follows:
1.Definitions
Group Company. Shall mean any corporation or other business entity under the direct or indirect control of the Company as of the Effective Date or thereafter, or the Company itself.
Group Companies. Shall mean all entities under the direct or indirect control of the Company as of the Effective Date or thereafter, including the Company itself.
Executive Affiliate. Shall mean any entity (excluding all Group Companies) under the direct or indirect control of the Executive as of the Effective Date or thereafter for which the Executive is employed from time to time.
Board. Shall mean the Board of Directors of the Company.
Duties & Responsibilities. All duties of the Company related to the position or positions held by the Executive, including but not limited to all duties set forth in this Agreement, all duties set forth in the Memorandum & Articles of Association of the Company related to the position or positions held by the Executive and all additional duties that are properly prescribed from time to time by the Board.
Company Policies. Shall refer to all policies, standards rules and regulations of the Company, as may be amended from time to time, and provided in written form to the Executive.

Page 1	Company Executive

Service Fee Expenses. Shall refer to any expense related to Group Companies or the Duties and Responsibilities, which is incurred by the Executive or the Executive Affiliate, as designated by the Executive from time to time, and the Alpes-Maritimes department of France which is related to: office rent, local travel, utility bills, internet access fees, office equipment, office supplies, health insurance, pension contributions, computers, printers, scanners, copiers, mobile telephony, terrestrial telephony, accountancy and legal fees.
Permanently Disabled. Shall mean, as to the Executive, when a qualified medical doctor mutually acceptable to the Company and the Executive or the Executive’s personal representative shall have certified in writing that: (A) the Executive is unable, because of a medically determinable physical or mental disability, to perform substantially all of the Executive’s duties, with or without a reasonable accommodation, for more than [•] calendar days measured from the last full day of work; or (B) by reason of mental or physical disability, it is unlikely that the Executive will be able, within [•] calendar days, to resume substantially all business duties and responsibilities in which the Executive was previously engaged and otherwise discharge the Executive’s duties under this Agreement.
Proprietary Information Agreement. Shall mean the Intellectual Property and Confidentiality Agreement executed between the Executive and the Company (or its corporate predecessor) on August 19th, 2009.
2.Engagement. The Company engages the Executive, and the Executive accepts engagement as [•] of the Company upon the terms and conditions of this Agreement. The Executive shall perform the Duties and Responsibilities specified herein. The Company may allocate the expenses associated with this Agreement among any of the Group Companies in any proportion approved from time to time by the Board or by the Company’s finance department. The Company agrees that the Company and the Group Companies are jointly and severally liable for all obligations and payments under this Agreement.
3.Management & Control. The Executive shall only have the power to bind any Group Company only while physically present in the Principality of Monaco or the jurisdiction where any such Group Company is registered and ordinarily resident for tax purposes.
4.Duties. The Executive shall faithfully perform the Duties & Responsibilities on behalf of the Company. The Executive shall devote his full time and attention to the performance of the Duties and Responsibilities; provided, however, that the Executive shall also be permitted to make personal investments, own and/or manage any current Executive Affiliate or other entity under the control of the Executive as of the Effective Date or thereafter, perform reasonable volunteer services and, with prior written notice to the Company, serve on outside boards of directors for commercial or non-profit corporations or organizations, provided that the Company does not determine that such service creates a material conflict of interest. The Executive shall comply with all Company Policies and all applicable government laws, rules and regulations that are in effect now or hereafter. The Executive acknowledges receipt of copies of all written Company Policies that are in effect as of the date of this Agreement.
5.Term of Engagement. As used herein, “Term” means the period commencing on the Effective Date and ending on December 31, 2024; provided, however, that the Term shall automatically renew for successive one (1) year periods (each successive one (1) year period, a “Renewal Period”) unless either

Page 2	Company Executive

party provides written notice to the other party at least twelve (12) months prior to the expiration of the Term or any Renewal Period of that party’s desire not to renew the Term. Each Renewal Period, if any, shall be included in the definition of Term for the purposes of this Agreement. Notwithstanding the foregoing, in the event the Company is party to or under an effective term sheet, letter of intent, memorandum of understanding or similar written understanding for the sale of substantially all of its (or its successors, assigns or material affiliates’) assets or equity shares, or an initial public offering of its (or any of its successors’ or affiliates’ for which the Executive is serving as an officer) equity shares or other securities on any established exchange at the time of a renewal of this Agreement, neither Party may give written notice of non-renewal until following the closing of such transaction.
6.Compensation. During the Term, as compensation for the services rendered by the Executive under this Agreement, the Executive shall be entitled to receive the following (all payments are subject to applicable withholdings and will be made directly to the Executive, or any Executive Affiliate as designated by the Executive from time to time, on behalf of the Executive as permitted by applicable law):
(a)Base Compensation. The Executive shall receive an annual fee of EUR€[•] payable in accordance with the then-current payroll schedule of the Company (the “Base Compensation”). Base Compensation may be increased by the Board but shall not be decreased without an amendment signed by the Executive.
(b)Annual Bonuses. The Executive shall be eligible to participate in all annual bonus or similar incentive plans adopted by the Board (the “Annual Bonus”). The amount awarded, if any, to the Executive under any Annual Bonus shall be in the discretion of the Board or any committee administering such plan or program, based on its assessment of the Executive’s and the Company’s performance during the relevant period, but it is the expectation of the Company that any such bonus for [•] and future years will have a target opportunity equal to [•] percent ([•]%) of the Executive’s then-current annual Base Compensation with bonus payment equal to [•]% of target for achieving threshold performance levels and bonus payment up to [•]% of target for meeting or exceeding maximum performance levels.
(c)LTIP. The Executive shall be eligible to participate in the Company’s equity incentive programs as implemented from time to time. For the avoidance of doubt, that certain Senior Executive Officer Performance Option Award granted on July 30, 2021 by the Company to the Executive remains outstanding and unmodified, in full effect, and subject to the performance conditions described therein.
(d)Benefits. If the Executive meets the eligibility requirements, the Executive shall be entitled to receive those benefits provided from time to time to other members of executive management of the Company, and the other Group Companies, in accordance with the terms and conditions of the applicable plan documents. All such benefits are subject to amendment or termination from time to time by the Company without the consent of the Executive or any employee of the Company.
(e)The Executive shall be entitled to [•] weeks paid vacation per calendar year (with the vacation for any partial year being prorated) to be taken at such times as the Executive may

Page 3	Company Executive

see fit so long as such times do not have a substantial, negative impact on the Company. Vacation days earned in one calendar year may not be used in any subsequent calendar year.
(f)Business Expenses. The Company will pay to the Executive Affiliate a fixed monthly fee of [•] Euros (EUR €[•]) (the “Service Fee”). Additionally, provided that the Executive complies with the Company’s policies for the reimbursement or advancement of business expenses that are now or hereafter in effect and that the expenses are not related to any of the items listed in the Service Fee Expenses, the Company shall pay, or reimburse the Executive for, all reasonable expenses incurred by the Executive directly related to conduct of the business of the Company.
7.Termination.
(a)Termination Date. The last date of the Executive’s engagement by the Company, without regard for the reason Executive shall cease to be engaged by the Company, shall be the “Termination Date.”
(b)Death. If the Executive dies during the Term, the Executive’s engagement with the Company shall automatically terminate and the Executive’s legal representative shall be entitled to receive in cash an amount equal to [•] year’s Base Compensation plus [•] times the Annual Bonus payable in the prior year (less all applicable deductions), payable in equal instalments in accordance with the then-current generally applicable payroll schedule of the Company commencing on the first regular pay date processed after the expiration of the [•] day period referenced in Section 7(i) below, if the Release has first been executed, delivered to the Company and not revoked.
(c)Disability. If the Executive shall become physically or mentally disabled during the Term, whether totally or partially, which disability renders Executive unable to perform the essential functions of his job, with or without reasonable accommodation, for a period of [•] consecutive days as certified in writing by a qualified medical doctor mutually acceptable to the Company and the Executive (or his legal representative) (which condition is referred to herein as the Executive becoming “Disabled”), the Company may terminate the Executive’s engagement after providing the Executive [•] days prior written notice to the Executive. Upon such termination, the Executive (or his legal representative) shall be entitled to receive in cash an amount equal to one year’s Base Compensation plus [•] times the Annual Bonus payable in the prior year (less all applicable deductions), payable in equal instalments in accordance with the then-current generally applicable payroll schedule of the Company commencing on the first regular pay date processed after the expiration of the [•] day period referenced in Section 7(i) below, if the Release has first been executed, delivered to the Company and not revoked.
(d)Termination for Cause. The Company may terminate the Executive’s engagement at any time during the Term or a Renewal Period for Cause (as hereinafter defined). In the event the Company terminates the Executive for Cause, the Executive shall be entitled to receive his accrued and unpaid Base Compensation through the Termination Date, to be paid in accordance with the Company’s existing payroll practices, but shall not be entitled to any other payments hereunder.

Page 4	Company Executive

(e)Resignation without Good Reason. Executive may resign his engagement without Good Reason (as hereinafter defined) by providing the Company with [•] months’ prior written notice of such resignation. In the event the Executive resigns without Good Reason with such notice thereof, the Executive shall be entitled to receive his accrued and unpaid Base Compensation through the Termination Date, to be paid in accordance with the Company’s existing payroll practices, but shall not be entitled to any other payments hereunder.
(f)Termination by Expiration of the Term. In the event the Executive’s engagement is terminated as a result of the Company serving a notice not to renew the Term under Section 4, the Executive shall be entitled to receive: (i) in cash an amount equal to [•] months of the Executive’s then current Base Compensation plus one (1) times the Annual Bonus payable in the prior year (less all applicable deductions) such amounts shall be paid during the [•] months following the Termination Date, and (ii) provided that the Executive properly elects and maintains continued health insurance coverage under the Company sponsored plan and provided further than such benefits continue to be offered under the Company sponsored plan, the Company shall reimburse the Executive in an amount equal to the cost of the premium for such continued health insurance coverage at the same average level and on the same terms and conditions which applied immediately prior to the date of the Executive’s termination for the shorter of (a) [•] months from the data of termination or (b) until the Executive obtains reasonably comparable coverage (in compliance with any then applicable nondiscrimination regulations).
(g)Cause. As used herein, the term “Cause” shall mean only (i) the conviction of, or entry of a plea of guilty or no contest to, a felony by the Executive or crime of moral turpitude; (ii) the commission by the Executive of an act of fraud, dishonesty, malfeasance or embezzlement against the Company, or any Group Company; (iii) an act of the Executive constituting gross negligence or willful misconduct which results in a material adverse harm to the Company; (iv) the Executive’s material breach or material violation of this Agreement, and the Executive fails to cure such breach or violation within [•] business days after receiving written notice thereof, or (v) the abuse of drugs by the Executive to an extent that, in the good faith determination of the Board, such abuse materially interferes with the Executive’s performance of his duties and responsibilities hereunder.
(h)Good Reason. As used herein, the term “Good Reason” means any of the following:
(i)the assignment to the Executive of any duties materially inconsistent with his status as a member of the Company’s senior executive management team and the failure by the Company to cure such assignment within [•] days after written notice thereof from the Executive;
(ii)a material diminution in the Executive’s compensation or benefits without the express written consent of the Executive (not including any portion of Executive’s Base Compensation not paid as a result of Base Compensation reductions that have been approved by the Board for all members of senior management); and

Page 5	Company Executive

(iii)the breach in any material respect by the Company of any of its obligations or agreements set forth herein and the failure by the Company to cure such breach within [•] days after written notice thereof from the Executive.
“Good Reason” shall not be deemed to occur unless the following series of actions are taken: (i) the Executive reasonably determines in good faith that Good Reason exists, (ii) the Executive notifies the Company in writing of the existence of Good Reason within [•] days of the occurrence of the event that gave rise to the existence of Good Reason, (iii) the Executive cooperates in good faith with the Company’s (or the acquiring or succeeding corporation’s, if applicable) efforts to remedy the conditions that gave rise to the existence of Good Reason for a period of [•] days following such notice (such [•] day period, the “Cure Period”), (iv) notwithstanding such efforts, Good Reason continues to exist and (v) the Executive terminates his employment within [•] days after the end of the Cure Period. In the event the Executive terminates employment under this Agreement for Good Reason, the Executive shall be eligible to receive the severance benefits set forth in Section 7(h) below.
(i)Termination without Cause or Resignation with Good Reason. In the event the Company terminates the Executive without Cause or the Executive resigns with Good Reason, the Executive shall be entitled to receive severance pay equal to the sum of the following:
(i)an amount equal to all accrued but unpaid Base Compensation owing by the Company as of and through the Termination Date; plus
(ii)an amount equal to [•] years of the Executive’s then current Base Compensation, such amounts shall be paid during the [•] months following the Termination Date, payable in equal instalments in accordance with the Company’s existing payroll practices and shall be subject to withholding for all applicable taxes; plus
(iii)an amount equal to [•] times the Annual Bonus payable in the prior year (less applicable deductions), payable in equal instalments; plus
(iv)provided that the Executive properly elects and maintains continued health insurance coverage under the Company sponsored plan and provided further that such benefits continue to be offered under the Company sponsored plan, the Company shall reimburse the Executive in an amount equal to the cost of the premium for such continued health insurance coverage at the same average level and on the same terms and conditions which applied immediately prior to the date of the Executive’s termination for the shorter of (a) [•] months from the date of termination or (b) until the Executive obtains reasonably comparable coverage (in compliance with any then applicable non-discrimination regulations).
(j)Release Requirement. The Company’s obligation to provide the payments due pursuant to Sections 7(b)(c), and (h) shall be conditioned upon the Executive’s (or his legal representative’s) (A) execution and effectiveness of a Separation and Release Agreement not later than the [•] day after the Termination Date in a form acceptable to the Company by which Executive releases the Company from any and all liability and claims of any kind (the “Release”)

Page 6	Company Executive

and (B) compliance with the restrictive covenants and all post-termination obligations to which the Executive is subject as set forth in this Agreement. If the Executive (or his legal representative, as applicable) does not execute the Release as set forth above, the Company will not have any obligation to provide any payments to the Executive under Sections 7(b)(c) or (h). For the avoidance of doubt, the effectiveness of the Release shall be conditioned upon the payment to the Executive in full of such amounts.
(k)Resignation as Officer. Upon termination of this Agreement and the Executive’s engagement hereunder for any reason by either Party, the Executive shall be deemed to have resigned from all offices and positions the Executive may hold with the Company or its Group Companies at such time, other than any current membership of the board of directors of the Company.
(l)Payment in Lieu of Notice Period. Upon termination of this Agreement: (A) pursuant to the expiration of the Term based on a non-renewal notice given by either Party in accordance with paragraph 5; or (B) by the Executive pursuant to paragraph 7(e), the Company may, at its sole election, pay the Executive an amount equal to Executive’s then-current Base Compensation for all or any portion of the applicable notice period required by paragraph 5 or paragraph 7(e) in lieu of all or any portion of such notice period. Notwithstanding the above, if the Executive requests that Executive’s final day of engagement occur prior to the expiration of any applicable notice period and the Company consents, pay in lieu of notice shall not be required.
8.Restrictive Covenants.
(a)Proprietary Information Agreement. The terms of the Proprietary Information Agreement and any other similar agreement regarding confidentiality, intellectual property rights, non-competition or non-solicitation between the Company and the Executive, are a material part of this Agreement, are hereby incorporated by reference and are a condition of the Executive’s engagement.
(b)Non-solicitation, Non-interference, Non-competition. The Executive agrees that, in consideration of the compensation and other benefits described herein and the Company’s disclosure of Confidential Information (as defined in the Proprietary Information Agreement) to the Executive, the following non-competition, non-interference and non-solicitation covenants are necessary to protect and preserve the Company’s Business (as defined below) to the full extent permitted by law and the Company would not have entered into this Agreement absent the provisions of this Section 8 and, therefore, the Executive agrees that during the Restricted Period (as defined below) the Executive will not (i) directly or indirectly hire, solicit, induce, recruit, or encourage any of the employees of the Company or any direct or indirect subsidiary of the Company (or any person who had been employed by the Company, or any subsidiary or affiliate of the Company, during the previous [•] months) to leave their engagement with such entity, or hire or take away such employees, or attempt to hire, solicit, induce, recruit or encourage, any employees of the Company or any Group Company, to leave their engagement or attempt to hire or take away such employees, either for the Executive’s benefit or for the benefit of any other person or entity; (ii) either directly or indirectly, interfere with any established relationships

Page 7	Company Executive

between the Company, or any Group Company, and any Customer of such entity or induce, recruit or encourage any such Customer to terminate, limit or otherwise negatively alter such person or entity’s relationship with the Company, or any of its subsidiaries or affiliates; or (iii) in any place in the Territory (as defined below), either directly or indirectly, whether as an employee, independent contractor, advisor, or other service provider, or owner, for or on behalf of any business in competition with the Company’s Business as conducted by the Company on the Termination Date, perform any of the activities which the Executive performed, or which are substantially similar to the activities which the Executive performed, for the Company during the [•] months prior to the Termination Date or which are competitive with the activities of the Company’s Business.
(c)Definitions.
(i)“Company’s Business” means the business conducted by, or actively planned to be conducted by the Company, within [•] months prior to the Termination Date, including providing performance marketing services to online gambling sites and operating a portfolio of content web sites covering the topic of online gambling.
(ii)“Customer” means any natural person or business entity, or groups of natural persons or business entities that, within [•] months prior to the Termination Date, purchased products or services from the Company. “Customer” also includes prospective customers or groups of customers the Company, or one of its subsidiaries or affiliates, has directly or indirectly targeted or intends to target, as evidenced by a business, marketing or sales plan, strategy or report within the [•] months prior to the Termination Date.
(iii)“Restricted Period” means the period during which the Executive is employed by the Company, and a period of [•] year after the termination of such employment for any reason.
(iv)“Territory” means each and every state in the United States or country in which the Company conducts Company’s business, or has actively considered conducting Company’s business, prior to the Executive’s termination for any reason.
(d)Injunctive Relief. The Executive understands and agrees that there may be no adequate remedy at law for the Company under this Section 8 in the event of his breach, or threatened breach, and the Company, in addition to any other remedies available, shall be entitled to seek injunctive relief to prevent any breach of this Section 8 or to minimize the consequences thereof, without the requirement of having to post a bond.
(e)Other Remedies. Notwithstanding Section 8(d), in the event the Executive should breach the provisions of this Section 8, the Company shall be entitled, in addition to, but not as a limit on, any other remedies available to the Company, to seek to recover any proceeds or remuneration of any nature whatsoever that the Executive receives in regard to or as a result of such breach.

Page 8	Company Executive

(f)Modification. The Executive intends that the provisions of this Section be enforced as written. However, if any provision of this Agreement is determined to be unenforceable, in whole or in part, then the parties hereto agree to enter into an agreement to reform such provisions to set forth the maximum limitations permitted by applicable law. If any court determines that any provision of this Section 8, or any part thereof, is unenforceable because of the duration or scope of such provision, such court will have the power to modify such provision and, in its modified form, such provision will then be enforceable.
9.Representations and Warranties.
(a)The Executive and the Executive represent and warrant to the Company that the Executive’s performance of this Agreement and the Executive’s position as an officer of the Company does not and will not breach any noncompetition agreement or any agreement to keep in confidence proprietary information acquired by the Executive in confidence or in trust prior to the Executive’s engagement by the Company. The Executive represents and warrants to the Company that the Executive has not entered into, and agrees not to enter into, any agreement that conflicts with or violates this Agreement.
(b)The Executive represents and warrants to the Company that the Executive has not brought and shall not bring with the Executive to the Company, or use in the performance of the Executive’s responsibilities for the Company, any materials or documents of a former employer which are not generally available to the public or which did not belong to the Executive prior to the Executive’s engagement with the Company, unless the Executive has obtained written authorization from the former employer or other owner for their possession and use and provided the Company with a copy thereof.
10.Indemnification by the Executive. The Executive shall indemnify and hold harmless the Company, its directors, officers, stockholders, agents, and employees against all claims, costs, expenses, liabilities, and lost profits, including amounts paid in settlement, incurred by any of them as a result of the material breach by the Executive of any provision of Section 8 and/or 9 of this Agreement. The provisions of this Section 10 shall survive termination of Executive’s engagement.
11.Tax Obligations. The Executive shall be fully responsible for and shall indemnify the Company for and in respect of any personal tax liability and any other liability, deduction, contribution, assessment or claim arising from or made in connection with the Executive’s engagement, where such recovery is not prohibited by law.
12.Notices. All notices, requests, consents, approvals, and other communications to, upon, and between the parties shall be in writing and shall be deemed to have been given, delivered, made, and received when: (a) personally delivered; (b) deposited for next day delivery by Federal Express, or other similar overnight courier services; (c) transmitted via electronic mail to the attention of the Company Secretary or Chairman of the Board with receipt acknowledged; or (d) three days after being sent or mailed by certified mail, postage prepaid and return receipt requested, addressed to the Board of Directors of the Company at 22 Grenville Street Saint Helier JE4 8PX, Channel Island of Jersey and to the Executive at the most recent address for the Executive that is on file with the Company.

Page 9	Company Executive

13.Effect. This Agreement shall be binding on and inure to the respective benefit of the Company and its successors and assigns and the Executive and the Executive’s personal representatives.
14.Entire Agreement. This Agreement and the Proprietary Information Agreement and any other similar agreement regarding confidentiality, intellectual property rights, non-competition or non-solicitation constitute the entire agreement between the parties with respect to the matters set forth herein and supersede all prior agreements and understandings between the parties with respect to the same; provided, however, that all or a portion of this Agreement may be superseded at a later date by a written agreement by and between the Executive and any of the Group Companies, and the terms of such subsequent written agreement will control as if such agreement was an amendment as described in Section 16, below.
15.Severability. If any term of this Agreement is to any extent illegal, otherwise invalid, or incapable of being enforced, such term shall be excluded to the extent of such invalidity or unenforceability; all other terms hereof shall remain in full force and effect; and, to the extent permitted and possible, the invalid or unenforceable term shall be deemed replaced by a term that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable term. If application of this Severability provision should materially and adversely affect the economic substance of the transactions contemplated hereby, the Party adversely impacted shall be entitled to compensation for such adverse impact, provided the reason for the invalidity or unenforceability of a term is not due to serious misconduct by the Party seeking such compensation.
16.Amendment and Waiver. No provision of this Agreement, including the provisions of this Section, may be amended, modified, deleted, or waived in any manner except by a written agreement executed by the parties; provided, however, that if the parties agree in writing to an amendment of any of the terms herein which are found to conflict with other terms of this Agreement, the parties will interpret such terms as though the terms of such written amendment to this Agreement control.
17.Data Protection. The Company will collect and process information relating to the Executive in accordance with the Company’s data protection notice. The Executive shall comply with the Company’s data protection policies when handling personal data.
18.Governing Law. This Agreement will be governed by and construed in accordance with the laws of Jersey, Channel Islands.
19.Consent to Jurisdiction and Venue. The parties submit all their disputes arising out of or in connection with this Agreement to the exclusive jurisdiction of the Courts of Jersey, Channel Islands.
20.Counterparts. This Agreement may be executed in more than one counterpart, each of which shall be deemed an original, and all of which shall be deemed a single agreement.
21.Headings. The headings herein are for convenience only and shall not affect the interpretation of this Agreement.
[The remainder of this page is intentionally left blank. Signature page follows.]

Page 10	Company Executive

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Executive Engagement Agreement as of the date and year first above written.
COMPANY:
GAMBLING.COM GROUP LIMITED
By:
Printed Name:
Title:
EXECUTIVE:

[•]

Signature Page